UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 333-255642

EVOME MEDICAL TECHNOLOGIES INC.

(Translation of registrant's name into English)

49 Natcon Drive, Shirley, New York 11967, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

FOREIGN PRIVATE ISSUER STATUS

Evome Medical Technologies Inc. (the “Company,” “our” or “we”) has qualified as a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, with respect to our future reports filed with the Securities and Exchange Commission (“SEC”), we intend to report on forms available to foreign private issuers.

For so long as we are a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies.  These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic reporting companies.  If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than costs we incur as a foreign private issuer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOME MEDICAL TECHNOLOGIES INC.

Date: April 22, 2024	By: /s/ Michael Seckler
Name: Michael Seckler
Title: Chief Executive Officer